FORM 6-K

02025871

P.E. 3/15/02 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
March 15, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

C O M P A N Y

Wimm-Bill-Dann

WIMM-BILL-DANN FOODS OJSC ANNOUNCES REGISTRATION OF ITS SHARES WITH THE RUSSIAN FEDERAL COMMISSION ON SECURITIES MARKETS

Moscow, Russia – March 15, 2002 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced that the placement of the shares underlying its ADSs, earlier listed on the New York Stock Exchange, has now been registered with the Russian Federal Commission on Securities Markets. The Federal Commission has registered 9,000,000 common shares, which are the shares underlying ADSs issued by the company, including in the over-allotment (green-shoe) option.

Commenting on the above registration, David Iakobashvili, chairman of the board of Wimm-Bill-Dann Foods OJSC, said: "We have now jumped the last fence on our road to becoming only the third Russian company to complete an IPO on the New York Stock Exchange. We remain committed to our policy of openness and transparency, and our board of directors will be determining in May the deadlines for announcing our 2001 full year results. We are looking forward to working within a new, publicly listed Wimm-Bill-Dann, committed to building value for our shareholders."

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For further enquiries contact:
Wimm-Bill-Dann
Julia Belova, Head of Public Relations
Tel: +7 095 733 9726
Email: belova@wbd.ru

Shared Value Ltd
Marina Boughton, Partner
Tel: +44 207 321 5019
Mobile: +44 7775 99 2437
Email:mboughton@sharedvalue.net

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these

statements are only predictions and that actual events or results may differ materially. We do not intend to update these statement to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company's most recent Form F-1. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors" in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

Notes to Editors

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

In the first nine months of 2001, Wimm-Bill-Dann was the leader in many packaged dairy markets with a market share, in terms of sales volume, of no less than 30% in traditional, enriched, yogurt and dessert dairy products, according to a study by AC Nielsen of nine major cities located throughout Russia.

At September 30, 2001,Wimm-Bill-Dann also had no less than a 30% share of the Russian juice market, according to a study by AC Nielsen of eleven major cities located throughout Russia.

Wimm-Bill-Dann has a strong and diversified branded portfolio. Its dairy brands include Domik v Derevne and Milaya Mila, and its best known juice brand, J7, enjoyed 99% awareness in Moscow as of July 2001 according to a study conducted by Independent Marketing Consultants Association, a Russian market research company.

Wimm-Bill-Dann has 14 manufacturing facilities in 10 locations in Russia and CIS. The company has a broad distribution network in Russia, and also distributes its products in CIS, Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors. It currently employs over 10,900 people.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________ FORM-6K

Name: Sergei A. Plastinin

Title: Chairman of the Management Board

Date: March 15, 2002